FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                  August, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                 SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                            TDK Corporation
                                                                (Registrant)

August 1, 2007
                                          BY:  /s/ Michinori Katayama
                                             Michinori Katayama
                                             Senior Vice President ,
                                             General Manager
                                             Corporate Communications Department
                                             Administration Group





Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp



             TDK Closes TDK Brand Recording Media Business Transfer

TOKYO JAPAN, August 1, 2007 ----- TDK Corporation (NYSE: TDK) announced today that it closed on August 1, 2007, Tokyo time, the approximately US $261 million (based on Imation's recent average share price) board-approved transaction to transfer the TDK brand world wide recording media business and a license to use the TDK brand name for current and future recording media products to Imation Corp. (NYSE: IMN). The total consideration included shares of Imation Corp. common stock constituting approximately 16.6 percent of the total outstanding Imation Corp. shares and cash. Further details of the transaction are provided below.


l. Transfer of TDK Subsidiaries to Imation
      Under the terms of the deal, TDK has transferred to Imation the following TDK subsidiaries.


1. Corporate   TDK         TDK         TDK Polska  TDK         TDK          TDK Online
   Name        Marketing   (Australia) Sp. z.o.o.  Marketing   Recording    Services
               Corporation Pty. Ltd.               Europe GmbH Media        Corporation
                                                               (Hong Kong)
                                                               Co., Ltd.

2.             Kuniyoshi   Scott       Marco       Marco       Tamiya       Jim
Representative Matsui      Brownscombe Donadoni    Donadoni    Morita       Browning

3. Location    Japan       Australia   Poland      Germany     China        U.S.A.
                                                               (Hong Kong)

4. Established March 1981  April 1979  August 1995 May 2003    November     November
                                                               1999         1999

5. Business    Sale of     Sale of     Sale of     Sale of     Sale of  TDK Sale of
               TDK brand   TDK brand   TDK brand   TDK brand   brand        TDK brand
               recording   recording   recording   recording   recording    recording
               media       media       media       media       media        media
               products in products in products in products in products in  products in
               Japan       Australia   Europe      Europe      China        the U.S.

6. End of      March       March       March       March       March        March
   Fiscal Year

7. No. of      51          31          16          117         20           0
   employees *

8. Capital     JPY920      AUD$700,000 687,700     20,025,050  HK$25million US$88,100
               million                 Zloty       Euro

9. Sales       JPY16,752   A$49,824    52,747,780  281,021,535 HK$          US$83,093
  (FY2007)     million     thousand    Zloty       Euro        92,249,668

10. Share of   100% (TDK   75% (TDK    100%        100%        100%         100%
voting rights  subsidiary) subsidiary) (Indirectly (Indirectly (Indirectly  (Indirectly
before and     /0%         /0%         held)/0%    held)/0%    held)/0%     held)/0%
after transfer
(before/after)

*No. of employees are as of March 31, 2007. (Excluding secondees)

                                     -more-

2. Transfer of Certain TDK Assets
     Certain assets relating to the recording media business have been transferred from the following three subsidiaries transferred.

1. Company         TDK                 TDK                   TDK (Shanghai)
                   Electronics         Singapore (Pte) Ltd.  International
                   Corporation                               Trading
                                                             Co., Ltd.

2. Representative  Jim Browning        Osamu Katsuta         Masahiro Imai

3. Location        U.S.A.              Singapore             Shanghai (China)

4. Established     September 1965      June 1977             February 1997

5. Business        Manufacture and     Sale of electronic    Sale of electronic
                   sale of TDK brand   materials and TDK     materials and
                   recording media     brand recording media components
                   products            products

6. Fiscal year-end March               March                 March

7. No. of          152                 69                    103
employees *

8. Capital         US$5,050,000        S$126,050             1,659,160 yuan

9. Sales (FY2007)  US$203,177,231      S$329,242,208         744,478,475 yuan

10. Assets for     Processing plant,   Inventories           Inventories
transfer           Inventories

*No. of employees are as of March 31, 2007. (Excluding secondees)

3. Information on Imation
 (1) Company                 Imation Corp.
 (2) Representative          Frank Russomanno, President and CEO
 (3) Location                Oakdale, Minnesota, U.S.A.
 (4) Business                Imation was formed in 1996 as a spin off of
                             3M's Imaging & Information business. Imation is focused on the development, manufacture and supply of magnetic, optical, flash and removable data storage products. In addition to the Imation brand, Imation's global brand portfolio includes the Memorex brand.

4. Transfer Schedule
 April 19, 2007:     The board of directors approve the transaction.
 August 1, 2007:     Transfer of shares and assets related to the transaction.

5. Outlook
              TDK is currently in the process of determining the impact of the transfer on its consolidated operating results.



                                    #  #  #